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EXHIBIT 77I, TERMS OF NEW OR AMENDED SECURITIES:

For RiverSource Dividend Opportunity Fund - Class R2, R3 and R5:

Class R2, Class R3 and Class R5 are offered exclusively to certain institutional investors at net asset value without an initial sales charge or contingent deferred sales charge on redemption. These shares do not convert to any other class of shares. Class R2 and Class R3 shares have an annual distribution and shareholder servicing (12b-1) fee and an annual plan administration services fee.

Class R2, Class R3 and Class R5 shares are available to the following investors:

-     Qualified employee benefit plans.

- Trust companies or similar institutions, and charitable organizations that meet the definition in Section 501(c)(3) of the Internal Revenue Code.

- Non-qualified deferred compensation plans whose participants are included in a qualified employee benefit plan described above.

- State sponsored college savings plans established under Section 529 of the Internal Revenue Code.

-     Health Savings Accounts (HSAs) created pursuant to public law 108-173.

Additionally, if approved by the distributor, the following eligible institutional investors may purchase Class R5 shares:

- Institutional or corporate accounts above a threshold established by the distributor (currently $1 million per fund or $10 million in all RiverSource funds).

-     Bank Trusts departments.